Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Dated March 26, 2013

(Supplementing Prospectus Supplement Dated February 25, 2013

to Prospectus Dated February 25, 2013)

Registration No. 333-186823

Enersis S.A.

Common Stock in the Form of Shares or American Depositary Shares

This free writing prospectus of Enersis S.A. relates to the preemptive rights offering made to our shareholders and holders of our American Depositary Shares (“ADSs”) of shares of our common stock (“common shares”) in connection with a capital increase approved by our shareholders on December 20, 2012 (the “preemptive rights offering”). The preemptive rights offering is described in our prospectus supplement dated February 25, 2013 (the “prospectus supplement”) to the prospectus dated February 25, 2013 (the “prospectus”) included in the registration statement on Form F-3 with registration number 333-186823 (the “registration statement”).

The preemptive rights offering subscription period, during which our common shareholders received transferable rights to subscribe for new common shares, commenced on February 25, 2013 and expires at 11:59 p.m. (Santiago, Chile time) on March 26, 2013. The completion of the preemptive rights offering is subject to the condition precedent (the “Condition Precedent”) described in the prospectus supplement, which requires that third parties, other than our majority shareholder, Endesa, S.A., subscribe for at least 3,169,224,294 common shares in such offering. The Condition Precedent was satisfied on March 25, 2013.

In connection with the capital increase described above, we will conduct an offering of new common shares that were not purchased in the preemptive rights offering. We may make an offering through one or more of each of the following procedures in accordance with Chilean law and the rules of the Santiago Stock Exchange, which may not occur simultaneously:

(i) an order book auction conducted through the Santiago Stock Exchange in a subasta de un libro de órdenes (a “book auction/subasta”), a procedure by which the Santiago Stock Exchange sorts purchase orders by price in descending order and awards the offered shares, at a single price, to the cumulative demand that satisfies the conditions of the offering established in advance by us, and/or

(ii) an auction known as a remate (“auction/remate”), a process of buying and selling shares in which orders are taken by offer brokers prior to the auction and shares are awarded to the offer broker presenting the highest bid.

An offering may consist of (i) solely a Chilean offering of common shares to the public in Chile (the “Chilean offering”), or (ii) a Chilean offering and an international offering of common shares, including in the form of ADSs (the “international offering” and, together with the Chilean offering, the “offer” or the “offering”). A more detailed description of the processes involved for either a book auction/subasta or auction/remate is included below under “The Offering.” We expect to commence an auction/remate on or about March 27, 2013 and/or a book auction/subasta on or about April 1, 2013. The terms and conditions of each offering will be communicated to investors prior to the commencement of the offering.

Our ADSs are traded on the New York Stock Exchange under the symbol “ENI” and our common shares are traded on the Santiago Stock Exchange, the Chilean Electronic Stock Exchange, the Valparaíso Stock Exchange and the Latin American Securities Exchange of the Madrid Stock Exchange.

Neither the United States Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined whether this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Our company and our common shares have been registered with the Superintendencia de Valores y Seguros (the Chilean Securities and Insurance Superintendency (the “SVS”)). The SVS has not approved or disapproved of these securities.

In this free writing prospectus, unless the context otherwise requires, all references to “Enersis,” the “company,” the “issuer,” “we,” “us” and “ our” are to Enersis S.A., a company organized and existing under the laws of the Republic of Chile, and its consolidated subsidiaries.

Enersis has filed the registration statement, the prospectus supplement and this free writing prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read this free writing prospectus and the prospectus and prospectus supplement and other documents the issuer has filed with the SEC for more complete information about Enersis and this offering. You may obtain these documents for free by visiting the SEC web site at www.sec.gov. Alternatively, we will arrange to send you the prospectus supplement and prospectus if you make a request in writing to any of: J.P. Morgan Securities LLC (Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Telephone: (866) 803-9204); BTG Pactual US Capital, LLC (Attention: Prospectus Department, 601 Lexington Avenue, New York, NY 10022, email: pedro.sagesser@btgpactual.com); or BofA Merrill Lynch (Attention: Prospectus Department, 222 Broadway, New York, NY 10038, email: dg.prospectus_requests@baml.com). The prospectus supplement can also be accessed through the following link: http://www.sec.gov/Archives/edgar/data/912505/000119312513072999/d485078d424b5.htm

THE OFFERING

We may make an offering through one or more book auctions/subastas and/or auctions/remates, which may not occur simultaneously and may be subject to conditions that we establish.

The international offering may be conducted using any structure deemed appropriate by us and compliant with applicable law, including, but not limited to, the following:

•	as an underwritten offer of ADSs,

•	with the use of placement agents, or

•	as a direct offer of our common shares to investors.

The relevant terms and conditions of the offering will be communicated to investors prior to the commencement of the offering.

Book auction/Subasta

Process. Sales of large blocks of shares on the Santiago Stock Exchange may be conducted in one block through a book auction/subasta, in compliance with Chilean law and the rules of the Santiago Stock Exchange. Under this auction procedure, the Santiago Stock Exchange sorts purchase orders by price in descending order and awards the offered shares, at a single price, to the cumulative demand that satisfies the conditions set forth in advance by the issuer. Once the price and allocation are determined, the Santiago Stock Exchange formally issues the shares to investors through a book auction/subasta. During the offer period, potential bidders will be able to place bids to purchase common shares at any price at or above the minimum bid price of Ch$173 per share (the same price as in the preemptive rights offering). The other terms and conditions of the offering will be established by us acting through J.P. Morgan Corredores de Bolsa SpA, Celfin Capital S.A. Corredores de Bolsa and Merrill Lynch Corredores de Bolsa SpA, who will serve as offer brokers in connection with the book auction/subasta. These conditions may include the creation of specific demand segments based on objective criteria (e.g., type of investors and order size).

At the commencement of the offer period, we and the offer brokers will register the offering of common shares with the Santiago Stock Exchange and such registration will specify the offering conditions, including the minimum price that investors may bid and the number of shares to be offered. In order to minimize arbitrage on the offer conditions, all or some of those offer conditions may be declared confidential (“Confidential Conditions”) in accordance with notifications previously given to the Santiago Stock Exchange. The Confidential Conditions will be disclosed once the pricing and allocation process is finalized. Once the book auction/subasta is registered, the order book must be kept open for at least 48 hours.

Use of Chilean Broker. To purchase common shares directly in the book auction/subasta, investors will need to participate through an authorized Chilean broker that is a member of the Santiago Stock Exchange. Brokers that are not authorized Chilean brokers will need to submit their bids, either for their own account or on behalf of their customers, through an authorized Chilean broker. Potential investors and brokers that wish to submit bids in the book auction/subasta and do not have an account with an authorized Chilean broker must either establish such an account prior to bidding in the book auction/subasta or cause a broker that has such an account to submit a bid through that account. Authorized Chilean brokers and other brokers may impose earlier submission deadlines than those imposed by the offer brokers in order to have sufficient time to aggregate bids received from their respective customers and to transmit the aggregate bids to the offer brokers (or, in the case of non-authorized Chilean brokers submitting bids through a authorized Chilean broker, to such authorized Chilean broker to transmit to the offer brokers) before the book auction/subasta closes.

Orders of common shares in the form of ADSs will be placed by the underwriters and individual investors are not required to comply with the requirements set forth in the preceding paragraph to receive ADSs in the international offering.

Any investor may submit multiple bids, but each investor can only submit bids into the system through one authorized Chilean broker (i.e., the same investor cannot submit bids through different authorized Chilean brokers). However, as bids are independent, each bid may result in a new allocation of common shares. Upon the expiration of the offer period, all orders for common shares placed by prospective investors will become irrevocable and cannot be withdrawn.

Eligibility to Use Chilean Broker. In order to be eligible to purchase common shares through a Chilean broker, each prospective investor that is not a Chilean resident must (i) establish a foreign investment capital funds account with a Chilean broker, (ii) obtain a Chilean taxpayer number (RUT) and (iii) provide a Chilean broker with a fully executed broker letter of instruction, which will include the maximum number of common shares to be purchased and maximum purchase price.

Determination of Price. All the purchase orders entered into the system are compiled by the Santiago Stock Exchange in a single cumulative order book. The Santiago Stock Exchange will sort the bids with specific prices (in descending order) and the bids at market. The Santiago Stock Exchange then delivers the master order book, without identifying information of the bidders, to our offer brokers for pricing. Based on such order book, the offer brokers will determine whether the offer was successful or not. The offer must be declared successful if the competitive demand (i.e., orders with a price equal to or above the minimum price) plus the demand at market exceeds the number of common shares offered and complies with the conditions established for each of the demand segments, if any. The clearing price is the highest price at which all of the common shares offered may be sold to potential investors, based on bids in the master order book that have not been withdrawn or rejected. Our offer brokers will use the clearing price to determine the offer price at which the offering is awarded. The offer price cannot be lower than the price for which there are enough bids at prices sufficient to sell all of the offered common shares.

If the offer is declared successful and includes different demand segments, the offer price cannot be set lower than 10% below the price at which cumulative competitive demand (i.e., all orders at a specified price, regardless of demand segment, sorted in descending order) is equal to the total common shares offered; provided, however, that the price shall in no circumstances be less than Ch$173 per new common share. However, if the total number of bids submitted is lower than the maximum amount of common shares of the offering, the offer price will be Ch$173 per new common share (the same price as in the preemptive rights offering). The offer price shall be the same for all bidders. In the event that the number of common shares represented by successful bids exceeds the number of common shares we are offering, our offer brokers will allocate the offered common shares across the successful bidder group on a pro rata basis. Once we make our determination with respect to price and allocation, the offer brokers will inform the Santiago Stock Exchange of the offer price, and, if the offer includes different demand segments, the allocation of the offering among the demand segments. Investors in the international offering may be required to pay additional fees, including ADS depositary and/or other related fees and the public offering price of any underwritten offering of ADSs may include a premium to compensate the underwriters.

On the day following the allocation, prior to the opening of the stock market in Chile, the Santiago Stock Exchange will formally award the offered common shares through a special auction and will communicate, through its systems, the final allocation of common shares to all participating brokers.

Chilean Share Settlement. Pursuant to Chilean law, the rules of the Santiago Stock Exchange and the terms and conditions of the book auction/subasta that we and the offer brokers register with the Santiago Stock Exchange, the offer brokers, on our behalf, will deliver the common shares to prospective purchasers against payment therefor, which typically occurs on the second business day following the formal award of these shares (the “subasta share settlement date”). The common shares are expected to be ready for delivery through the book-entry system of DCV Registros S.A. on the subasta share settlement date. Payment for the common shares will be required to be made in Chilean pesos.

ADS Settlement and Conversion. The ADSs are expected to be ready for delivery through the book-entry system of DTC one business day following the subasta share settlement date. Payments for ADSs to the underwriters will be required to be made in U.S. dollars.

The common shares awarded in the book auction/subasta will be eligible for deposit in our ADS facility, subject to the terms of the deposit agreement then in effect among us, Citibank, N.A., as depositary, and all holders and beneficial owners of ADSs issued thereunder (the “Deposit Agreement”), pursuant to which the ADSs will be issued.

Auction/Remate

Process. The common shares may also be sold through one or more auctions/remates on the Santiago Stock Exchange, in compliance with Chilean law and the rules of the Santiago Stock Exchange. In an auction/remate, an offer broker builds a book of investors and determines a single price (which, in this case, must be at least the minimum price of Ch$173 per new common share set by the issuer (the same as in the preemptive rights offering)) at which all of the offered shares will be purchased (the “combined bid”). The offer broker will submit its combined bid in an open auction in which all the common shares are offered, either live through an auctioneer or electronically, and awarded to the broker presenting the highest bid, which could be a broker other than the offer broker. If the offer broker’s bid is accepted, the offer broker will then distribute common shares to investors in accordance with the order book. The issuer may also choose to divide the total number of shares into tranches, which may be offered through several auctions/remates.

Use of Chilean Broker. To purchase common shares in the auction/remate investors will need to participate in the auction/remate through an authorized Chilean broker that is a member of the Santiago Stock Exchange. Brokers that are not authorized Chilean brokers will need to submit their bids, either for their own account or on behalf of their customers, through an authorized Chilean broker. Potential investors and brokers that wish to submit bids in the auction/remate and do not have an account with an authorized Chilean broker must either establish such an account prior to bidding in the auction/remate or cause a broker that has such an account to submit a bid through that account. J.P. Morgan Corredores de Bolsa SpA, Celfin Capital S.A. Corredores de Bolsa and Merrill Lynch Corredores de Bolsa SpA will serve as the offer brokers in connection with the auction/remate of our common shares.

Orders of common shares in the form of ADSs will be placed by the underwriters and individual investors are not required to comply with the requirements set forth in the preceding paragraph to receive ADSs in the international offering.

Eligibility to Use Chilean Broker. In order to be eligible to purchase common shares through a Chilean broker, each prospective investor that is not a Chilean resident must (i) establish a foreign investment capital funds account with a Chilean broker, (ii) obtain a Chilean taxpayer number (RUT) and (iii) provide a Chilean broker with a fully executed broker letter of instruction, which will include the maximum number of common shares to be purchased and maximum purchase price.

Chilean Share Settlement. Pursuant to Chilean law, the rules of the Santiago Stock Exchange and the terms and conditions of the auction/remate that we and the offer brokers register with the Santiago Stock Exchange, the offer brokers, on our behalf, will deliver the common shares to prospective purchasers against payment therefor, which typically occurs on the second business day following the formal award of these shares (the “remate share settlement date”). The common shares are expected to be ready for delivery through the book-entry system of DCV Registros S.A. on the remate share settlement date. Payment for the common shares will be required to be made in Chilean pesos.

ADS Settlement and Conversion. The ADSs are expected to be ready for delivery through the book-entry system of DTC one business day following the remate share settlement date. Payments for ADSs to the underwriters will be required to be made in U.S. dollars.

The common shares awarded in the auction/remate will be eligible for deposit in our ADS facility, subject to the terms of the Deposit Agreement, pursuant to which the ADSs will be issued.

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